News Release Communiqué de Pressee

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TOTAL S.A.
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Portugal: Total and Cepsa Merge Their Petroleum Product
Marketing Operations in the Country
Paris, April 10, 2008 - Total today announces that it is merging its operations in Portugal with those of Cepsa to create a major operator in the Portuguese petroleum product market. The new company will have a market share of almost 11%, a network of 300 service stations and a strengthened position in specialties, including lubricants, bitumen, aviation fuel and liquefied petroleum gas (LPG). The service stations will be co-branded Cepsa/Total, while lubricants will be marketed under the Total, Cepsa and Elf brands. Cepsa will manage the new entity.
Total has been a Cepsa shareholder since 1990 and holds a 48.83% interest in Spain’s second-ranked petroleum company.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com